UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On February 26, 2024, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), formed an advisory board (the “Advisory Board”) and entered into an advisor agreement (the “Advisor Agreement”) with each of Alan Rothenberg, Paul Tosetti, Giuseppe Rossi, and Marshall Geller.

On February 29, 2024, the Company entered into an Advisor Agreement with Massimo Ferragamo.

The form of Advisor Agreement is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Advisor Agreement is qualified in its entirety by reference to such exhibit.

On February 27, 2024, the Company issued a press release announcing the Advisory Board. A copy of this press release is attached hereto as Exhibit 99.1.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-276870).

Exhibit No.	Description
1.1	Form of Advisor Agreement
99.1	Press Release dated February 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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